Filed pursuant to Rule 424(b)(2)
File Number 333-101963

Prospectus Supplement
(To Prospectus dated January 2, 2003)

756,800 Shares

GENVEC, INC.

Common Stock

        We are selling shares of our common stock pursuant to this prospectus supplement and the related prospectus directly to the purchaser. We have agreed to indemnify the purchaser's agent against certain liabilities, including civil liabilities, under the Securities Act of 1933, as amended, or to contribute to payments the agent may be required to make in respect of these liabilities.

Number of Shares	756,800
Price Per Share	$2.50
Offering Proceeds to GenVec	$1,892,000.00

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2003